Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is dated as of October 28, 2011 and is by and between Southwest Royalties, Inc., a Delaware corporation (“SWR”), and Southwest Royalties Institutional Income Fund IX-B, L.P., a Delaware limited partnership (the “Partnership”).

RECITALS

A.                                   The Partnership is comprised of (1) SWR as the sole general partner of the Partnership and (2) SWR and various other investors in the Partnership as limited partners of the Partnership.  The limited partners of the Partnership, other than SWR, are collectively referred to as the “Investors.”

B.                                     Clayton Williams Energy, Inc., a Delaware corporation (“CWEI”), is the sole stockholder of SWR.

C.                                     In addition to being the sole general partner of the Partnership, SWR is the sole general partner of the limited partnerships listed on Schedule 1 of this Agreement (each, a “Related Partnership” and collectively, the “Related Partnerships”).  SWR also holds limited partnership interests in each of the Related Partnerships.

D.                                    Concurrently with the execution and delivery of this Agreement, SWR and each Related Partnership have executed and delivered an agreement and plan of merger (each, a “Related Merger Agreement” and collectively, the “Related Merger Agreements”), pursuant to which each Related Partnership, on terms and conditions substantially similar to the terms and conditions of this Agreement (other than financial terms), will merge with and into SWR, the separate existence of such Related Partnership will cease, and SWR will continue as the surviving corporation of such merger.

E.                                      The Board of Directors of SWR (the “Board”) has determined that it is in the best interests of SWR to merge the Partnership with and into SWR (the “Merger”) on the terms and subject to the conditions of this Agreement, and has therefore approved this Agreement, the Merger and the transactions contemplated hereby.

F.                                      The Transaction Committee (as hereinafter defined) has determined that this Agreement and the Merger are advisable and in the best interests of the Partnership and the Investors and has recommended that the Board approve this Agreement, the Merger and the transactions contemplated hereby; and the Board has determined that it is in the best interests of the Partnership and the Investors to effect the Merger on the terms and subject to the conditions of this Agreement, and has therefore approved this Agreement, the Merger and the transactions contemplated hereby, and recommended that the Investors vote to approve this Agreement, the Merger and the transactions contemplated hereby.

G.                                     SWR intends to solicit the approval of this Agreement by (a) the limited partners of the Partnership who own more than 50 percent of the outstanding units representing limited partnership interests in the Partnership (the “Units”) owned by all limited partners of the

Partnership, and (b) the Investors who own more than 50 percent of the Units owned by the Investors present in person or by proxy at the Special Meeting (as defined in Section 3.1(a)).

H.                                    On the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.3), all Units outstanding immediately prior to the Effective Time (other than Units held by SWR) shall be converted into the right to receive an amount of cash as set forth in this Agreement, and all Units outstanding immediately prior to the Effective Time held by SWR and all general partner interests in the Partnership outstanding immediately prior to the Effective Time shall be cancelled without consideration as set forth in this Agreement.

In consideration of the premises and the mutual agreements contained herein, the parties to this Agreement agree as follows:

ARTICLE 1
THE MERGER

1.1                                 The Merger.  On the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), the Partnership shall merge with and into SWR at the Effective Time.  As a result of the Merger, the separate existence of the Partnership shall cease, and SWR shall continue as the surviving corporation of the Merger (the “Surviving Entity”).

1.2                                 Closing.  Subject to the provisions of ARTICLE 5, the closing of the Merger (the “Closing”) shall take place at the offices of Vinson & Elkins L.L.P., The Terrace 7, 2801 Via Fortuna, Suite 100, Austin, Texas 78746, on the fifth Trading Day (as defined in Section 5.1(g)) following the satisfaction or waiver of the conditions set forth in ARTICLE 3, or at such other time and place as the parties to this Agreement shall agree (the date of such Closing being the “Closing Date”).

1.3                                 Effective Time.  On the terms and subject to the conditions of this Agreement, at the Closing, the parties to this Agreement will cause a certificate of merger setting forth the information required by, and otherwise in compliance with, § 263(c) of the DGCL and § 17-211(c) of the DRULPA to be filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”).  The Merger will become effective at such date and time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such future date or time as may be set forth in the Certificate of Merger (the “Effective Time”).

1.4                                 Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL and DRULPA.

1.5                                 Certificate of Incorporation and Bylaws.  The certificate of incorporation of SWR as in effect immediately prior to the Effective Time shall be and remain the certificate of incorporation of the Surviving Entity until thereafter amended in accordance with law.  The bylaws of SWR as in effect immediately prior to the Effective Time shall be and remain the bylaws of the Surviving Entity until thereafter amended or repealed in accordance with law.

1.6                                 Directors and Officers of SWR.  At the Effective Time, each of the persons who was serving as a director of SWR immediately prior to the Effective Time shall continue to be a director of the Surviving Entity and shall continue to serve in accordance with law and the Surviving Entity’s certificate of incorporation and bylaws.  At the Effective Time, each of the persons who was serving as an officer of SWR immediately prior to the Effective Time shall continue to be an officer of the Surviving Entity and shall continue to serve in accordance with law and the Surviving Entity’s certificate of incorporation and bylaws.

1.7                                 Conversion and Cancellation of Interests in the Partnership.

(a)                                  At the Effective Time, by virtue of the Merger and without any action on the part of SWR, the Partnership, or any other person, each Unit outstanding immediately prior to the Effective Time (other than Units held by SWR) shall be converted into the right to receive $125.31 in cash less the sum of the per Unit cash distributions made after September 30, 2011 and before the Closing Date, which shall be proportionally adjusted for partial Units.

(b)                                 At the Effective Time, by virtue of the Merger and without any action on the part of SWR, the Partnership, or any other person, each Unit outstanding immediately prior to the Effective Time held by SWR shall be cancelled without consideration and cease to exist, and SWR shall cease to have any rights with respect thereto.

(c)                                  At the Effective Time, by virtue of the Merger and without any action on the part of SWR, the Partnership, or any other person, the aggregate general partner interest in the Partnership outstanding immediately prior to the Effective Time shall be cancelled without consideration and cease to exist, and SWR shall cease to have any rights with respect thereto.

(d)                                 All Units (other than Units held by SWR), when converted into the right to receive cash pursuant to Section 1.7(a), shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and the holder thereof shall cease to have any rights with respect thereto, except the right to receive the amount of cash to be delivered in consideration therefor.

1.8                                 Capital Stock of SWR.  At the Effective Time, each share of capital stock of SWR outstanding immediately prior to the Effective Time shall remain outstanding, be unaffected by the Merger, and continue to be an identical outstanding share of capital stock of SWR immediately after the Effective Time.

1.9                                 Exchange of Interests in the Partnership for Cash; Escheat; Withholding.

(a)                                  Promptly following the Effective Time, the Surviving Entity shall mail or cause to be mailed checks to the record holders of Units immediately prior to the Effective Time other than SWR in full payment of the portion of the merger consideration that such partners of the Partnership are entitled to receive pursuant to Section 1.7(a).

(b)                                 From and after the Effective Time, there shall not be any further registration of transfers or assignments on the transfer books of the Partnership of Units or general partner interests in the Partnership that were outstanding immediately prior to the

Effective Time and were cancelled or converted into the right to receive cash pursuant to this Agreement.

(c)                                  Neither SWR nor the Surviving Entity will be liable to any person, including any partner of the Partnership, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar laws.

(d)                                 The Surviving Entity shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Units such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended, or under any provision of state, local or foreign tax law or under any other applicable law.  To the extent such amounts are so deducted or withheld, such amounts should be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1                                 Representations and Warranties of the Partnership.  The Partnership hereby represents and warrants to SWR as follows:

(a)                                  Formation; Qualification.  The Partnership is a limited partnership duly formed, validly existing, and in good standing under the laws of the State of Delaware.  The Partnership has all requisite partnership power and authority to own, operate, or lease its properties and to carry on its business as now being conducted.  The Partnership is duly qualified to do business as a foreign limited partnership and is in good standing in each jurisdiction where the character of its properties owned, operated, or leased, or the nature of its activities, makes such qualification necessary.

(b)                                 No Violations or Consents.

(i)                                     Neither the execution and delivery of this Agreement by the Partnership nor the consummation by the Partnership of the transactions contemplated hereby will (A) violate any provision of the Partnership’s certificate of limited partnership or the agreement of limited partnership of the Partnership (as amended, modified or supplemented, the “Partnership Agreement”), (B) result in a material violation or breach of, or constitute (with or without due notice or lapse of time or both) a material default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, license, lease, contract, agreement or other instrument or obligation to which the Partnership is a party or by which any of its assets may be bound or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Partnership which would have a material adverse effect on the financial condition of the Partnership or the ability of the Partnership to consummate the transactions contemplated thereby.

(ii)                                  No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by the Partnership or the consummation by the Partnership of the transactions contemplated hereby, except (A) the filing of the Certificate of Merger with the Delaware Secretary of State and (B) any filing required to be made with the Securities and Exchange Commission (the “SEC”) related to this Agreement, the Special Meeting or the transactions contemplated hereby.

(c)                                  Authority, Authorization, and Enforceability.  The Partnership has all requisite partnership power and authority to enter into and perform the provisions of this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary partnership action on the part of the Partnership, other than the approval of the limited partners of the Partnership.  Subject to such approval of the limited partners of the Partnership, this Agreement has been duly executed and delivered by the Partnership and constitutes a valid and binding obligation of the Partnership enforceable against the Partnership in accordance with its terms.

(d)                                 SEC Reports; Financial Statements.

(i)                                     The Partnership’s (A) Annual Report on Form 10-K for the fiscal year ended December 31, 2010, (B) Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2011 and June 30, 2011, and (C) all other reports or registration statements filed with the SEC since December 31, 2008 (collectively, the “Partnership’s SEC Reports”) (1) were prepared in accordance with the applicable requirements of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and (2) as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(ii)                                  Each of the financial statements of the Partnership for the fiscal year ended December 31, 2010 and for the quarterly periods ended March 31, 2011 and June 30, 2011 contained in the Partnership’s SEC Reports has been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the financial position of the Partnership as of the respective dates thereof and the results of operations and cash flows of the Partnership for the periods indicated, except that the unaudited interim financial statements are subject to normal and recurring year-end adjustments that are not expected to be material in amount.

(e)                                  Opinion of the Transaction Committee’s Financial Advisor.  The Transaction Committee (as defined in Section 2.1(f)) has received a written opinion (the “Fairness Opinion”) from Energy Capital Solutions, LLC to the effect that, subject to certain assumptions, qualifications, limitations, and other matters set forth in such opinion, as of the date of such opinion, the consideration to be received by the Investors in the Merger pursuant to this Agreement is fair to the Investors from a financial point of view.  As of the date of this Agreement, the Fairness Opinion has not been amended or rescinded.

(f)                                    Transaction Committee and Board Approval.  On October 27, 2011, a committee (the “Transaction Committee”) of the Board, at a meeting duly called and held, by the unanimous vote of the Transaction Committee, (i) considering, among other factors, the Fairness Opinion, determined that the consideration to be received by the Investors in the Merger pursuant to this Agreement is fair to the Investors from a financial point of view, (ii) determined that this Agreement and the Merger are advisable and in the best interests of the Partnership and the Investors, and (iii) recommended to the Board that the Board (A) approve this Agreement, the Merger and the transactions contemplated hereby and (B) recommend that the Investors vote to approve the Merger, this Agreement and the transactions contemplated hereby.  On October 27, 2011, the Board, at a meeting duly called and held, by the unanimous vote of the directors, relying in part on the recommendation of the Transaction Committee described above, (i) determined that this Agreement and the Merger are advisable and in the best interests of the Partnership and the Investors, (ii) approved this Agreement, the Merger and the transactions contemplated hereby and (iii) recommended that the Investors vote to approve this Agreement, the Merger and the transactions contemplated hereby.

(g)                                 Accuracy of Information.  None of the information supplied or to be supplied by the Partnership for inclusion in the Proxy Statement (as defined in Section 4.3), as amended or supplemented, will, at the time of the mailing of the Proxy Statement, the time of the Special Meeting (as defined in Section 3.1(a)) or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

2.2                                 Representations and Warranties of SWR.  SWR hereby represents and warrants to the Partnership as follows:

(a)                                  Organization; Qualification.  SWR is a corporation duly formed, validly existing, and in good standing under the laws of the State of Delaware.  SWR has all requisite corporate power and authority to own, operate, or lease its properties and to carry on its business as now being conducted.  SWR is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned, operated, or leased, or the nature of its activities, makes such qualification necessary.

(b)                                 No Violations or Consents.

(i)                                     Neither the execution and delivery of this Agreement by SWR nor the consummation by SWR of the transactions contemplated hereby will (A) violate any provision of the certificate of incorporation or bylaws of SWR, (B) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, license, lease, contract, agreement or other instrument or obligation to which SWR is a party or by which any of its assets may be bound or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to SWR.

(ii)                                  No filing or registration with, notification to, or authorization, consent or approval of, any governmental entity is required in connection with the execution and delivery of this Agreement by SWR or the consummation by SWR of the transactions contemplated hereby, except (A) the filing of the Certificate of Merger with the Delaware Secretary of State and (B) any filing required to be made with the SEC related to this Agreement, the Special Meeting or the transactions contemplated hereby.

(c)                                  Authority, Authorization, and Enforceability.  SWR has all requisite corporate power and authority to execute and deliver this Agreement and to perform the provisions of this Agreement.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of SWR.  This Agreement has been duly executed and delivered by SWR and constitutes a valid and binding obligation of SWR enforceable against SWR in accordance with its terms.

(d)                                 Required Consent.  On October 27, 2011, the Board, at a meeting duly held and called, (i) determined that this Agreement and the Merger are advisable and in the best interests of SWR and CWEI, SWR’s sole stockholder, and (ii) approved this Agreement, the Merger and the transactions contemplated hereby.

(e)                                  Accuracy of Information.  None of the information supplied or to be supplied by SWR for inclusion in the Proxy Statement, as amended or supplemented, will, at the time of the mailing of the Proxy Statement, the time of the Special Meeting, or the Closing Date, be false or misleading with respect to any material fact, contain any untrue statement of material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

ARTICLE 3
CONDITIONS PRECEDENT TO MERGER

3.1                                 Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by the intended beneficiary thereof, in its sole discretion (provided that the condition set forth in Section 3.1(b) shall not be subject to waiver by any of the parties hereto)) on or prior to the Closing Date of the following conditions:

(a)                                  The limited partners of the Partnership who own more than 50 percent of the Units owned by all limited partners of the Partnership shall have voted to approve, at a special meeting of the Partnership held for that purpose (the “Special Meeting”), this Agreement, the Merger and the transactions contemplated hereby;

(b)                                 The Investors who own more than 50 percent of the Units owned by all Investors present in person or by proxy at the Special Meeting shall have voted to approve this Agreement, the Merger and the transactions contemplated hereby;

(c)                                  The Fairness Opinion shall not have been withdrawn prior to the Effective Time, unless a replacement opinion or opinions of an investment banking firm or firms satisfactory to SWR (including the Transaction Committee) to a similar effect has been received by the Transaction Committee and has not been withdrawn;

(d)                                 No provision of any applicable law or regulation and no judgment, injunction, order, or decree shall prohibit the consummation of the Merger and the transactions related thereto;

(e)                                  No suit, action, or proceeding shall have been filed or otherwise be pending against the parties to this Agreement or any officer, member, or affiliate of such parties challenging the legality or any aspect of the Merger or the transactions related thereto; and

(f)                                    The parties to the Merger shall have made all filings and registrations with, and notifications to, all third parties, including, without limitation, lenders and all appropriate regulatory authorities, required for consummation of the transactions contemplated by this Agreement (other than the filing and recordation of appropriate merger documents required by the DGCL or the DRULPA), and all approvals and authorizations and consents of all third parties, including, without limitation, lenders and all regulatory authorities, required for consummation of the transactions contemplated by this Agreement shall have been received and shall be in full force and effect, except for such filings, registrations, notifications, approvals, authorizations, and consents, the failure of which to make or obtain would not have a material adverse effect on the business or financial condition of a party to this Agreement, or the ability of a party to this Agreement to consummate the transactions contemplated by this Agreement.

3.2                                 Conditions to Obligation of SWR to Effect the Merger.  The obligation of SWR to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by SWR in its sole discretion), on or prior to the Closing Date, of the following additional conditions:

(a)                                  The fulfillment (or waiver in whole or in part by SWR in accordance with the respective Related Merger Agreements) of each of the conditions set forth in Section 3.1 and Section 3.2 of the Related Merger Agreements to SWR’s obligation to effect the mergers of at least a majority of the Related Partnerships pursuant to the applicable Related Merger Agreements.

(b)                                 The Partnership shall have performed in all material respects its agreements contained in this Agreement required to be performed by it on or prior to the Closing Date; and

(c)                                  The representations and warranties of the Partnership contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made at and as of such time except that the truth and correctness of representations and warranties of the Partnership that by their express terms speak as of a specified date will be determined as of such date.

3.3                                 Conditions to Obligation of the Partnership to Effect the Merger.  The obligation of the Partnership to effect the Merger shall be subject to the fulfillment (or waiver in whole or in part by the Partnership in its sole discretion) on or prior to the Closing Date of the following additional conditions:

(a)                                  SWR shall have performed in all material respects its agreements contained in this Agreement required to be performed by it on or prior to the Closing Date; and

(b)                                 The representations and warranties of SWR contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time except that the truth and correctness of representations and warranties of SWR that by their express terms speak as of a specified date will be determined as of such date.

ARTICLE 4
ADDITIONAL AGREEMENTS

4.1                                 Conduct of the Partnership’s Business Pending the Merger.  SWR and the Partnership each covenant and agree, until the Closing Date, to conduct the business of the Partnership in the ordinary course of business and in a manner consistent with past practice, and not to take any action except for actions consistent with such practice.  SWR and the Partnership each further agree to use their commercially reasonable efforts to preserve intact the business organization, properties, assets and businesses of the Partnership, to keep available the services of the present officers, employees and consultants of the Partnership, and to preserve the Partnership’s relationships with customers, suppliers, and other persons with which it has significant business dealings.

4.2                                 Special Meetings; Proxies.  As soon as reasonably practicable after the execution and delivery of this Agreement, SWR will take all action necessary to duly call, give notice of, convene, and hold the Special Meeting to consider and vote upon the approval of this Agreement.  SWR will use its commercially reasonable efforts to solicit from the Investors proxies to represent and to vote their interests in the Partnership at the Special Meeting, and to take all other action necessary or advisable to secure any vote or consent of the Investors required by the Partnership Agreement, this Agreement, or applicable law to effect the Merger.

4.3                                 Proxy Statement.  SWR has prepared and filed with the SEC under the Exchange Act a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to the Special Meeting.  SWR shall prepare and file with the SEC under the Exchange Act a definitive proxy statement (the “Proxy Statement”) relating to the Special Meeting, and any amendments or supplements thereto as SWR may deem to be required or appropriate.  SWR shall cause the Proxy Statement to be mailed to the limited partners of the Partnership as soon as practicable in accordance with applicable federal and state law.  SWR shall provide to the Transaction Committee, prior to filing, drafts of the Proxy Statement and any amendments or supplements to the Preliminary Proxy Statement or the Proxy Statement, give the Transaction Committee and its counsel reasonable opportunity to comment on the same, and provide the Transaction Committee and its counsel with any other documents reasonably related thereto (including any correspondence from or to the SEC or its staff concerning the Preliminary Proxy Statement, the Proxy Statement, or any supplement or amendment thereto).

4.4                                 Additional Agreements.  Subject to the terms and conditions herein provided, each of the parties to this Agreement agrees to use its commercially reasonable efforts to obtain in a timely manner all necessary waivers, consents, and approvals and to effect all necessary registrations and filings, and to use its commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

4.5                                 Authority of the Transaction Committee.  Any supplement to, or amendment, modification, waiver or termination of, this Agreement by the Partnership prior to the Closing Date shall require the approval of the Transaction Committee acting on behalf of the Partnership, and SWR agrees not to take any such action on behalf of the Partnership without the approval of the Transaction Committee.

4.6                                 Vote of Units at Special Meeting.  At the Special Meeting, SWR shall vote or cause to be voted all Units held by SWR at the record date of the Special Meeting for the approval of this Agreement, the Merger and the transactions contemplated hereby; provided, that this Section 4.6 does not in any way restrict or limit SWR from (a) taking or omitting to take any action in its capacity as the general partner of the Partnership or otherwise fulfilling its fiduciary obligations as the general partner of the Partnership or (b) terminating this Agreement and abandoning the Merger in accordance with ARTICLE 5.

ARTICLE 5
TERMINATION

5.1                                 Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the Investors:

(a)                                  By mutual written consent of each of the parties to this Agreement;

(b)                                 By any party to this Agreement, if:

(i)                                     there shall be any applicable law, rule, or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order, or decree enjoining any party from consummating the Merger is entered and such judgment, injunction, order, or decree shall have become final and non-appealable; or

(ii)                                  at the Special Meeting or at any adjournment or postponement thereof, the limited partners’ approval referred to in Section 3.1(a) or Section 3.1(b) shall not have been obtained by reason of the failure to obtain the requisite vote;

(c)                                  By SWR, if the Partnership shall have failed to perform its agreements and covenants contained herein, which failure has a material adverse effect on SWR or the Partnership, as the case may be, or materially and adversely affects the transactions contemplated by this Agreement;

(d)                                 By the Partnership, if SWR (other than in its capacity as the general partner of the Partnership) shall have failed to perform its agreements and covenants contained herein, which failure has a material adverse effect on SWR or the Partnership, as the case may be, or materially and adversely affects the transactions contemplated by this Agreement;

(e)                                  By the Partnership, if the Partnership, after considering the written advice of outside legal counsel (which may be outside legal counsel retained by the Transaction Committee), determines in good faith that termination of this Agreement is required for the Board to comply with its fiduciary duties to the Partnership and to the Investors imposed by applicable law;

(f)                                    By SWR, if there shall have occurred any event, circumstance, condition, development, or occurrence causing, resulting in, or having a material adverse effect on the business, operations, properties (taken as a whole), condition (financial or otherwise), results of operations, assets (taken as a whole), liabilities or cash flows of the Partnership; or

(g)                                 By SWR, if the closing NYMEX futures price for one barrel of oil on any Trading Day on or after the fifth Trading Day immediately prior to the Closing Date is less than $79.00.  As used in this Agreement, (i) “NYMEX” means the New York Mercantile Exchange and (ii) “Trading Day” means any day on which barrels of oil are traded on the NYMEX.

5.2                                 Effect of Termination.  If this Agreement is terminated by a party pursuant to Section 5.1, (a) the party terminating this Agreement promptly shall provide written notice of such termination to the other parties, and this Agreement shall forthwith terminate without further action by the parties to this Agreement, and (b) there shall be no liabilities or obligations hereunder on the part of any party to this Agreement except as provided in Section 6.13 and except that nothing herein shall relieve any party to this Agreement from liability for any breach of this Agreement.

ARTICLE 6
MISCELLANEOUS

6.1                                 Headings.  The headings contained in this Agreement are only for reference purposes and do not affect in any way the meaning or interpretation of this Agreement.

6.2                                 Amendment.  This Agreement may be supplemented, amended, or modified only by an instrument in writing signed by SWR and the Partnership at any time prior to the Closing Date; provided, however, that after the approval of the limited partners of the Partnership referred to in Section 3.1(a) or Section 3.1(b) has been obtained, no amendment to this Agreement may be made that would change the type or amount of, or the method for determining, the consideration into which each Unit will be converted at the Effective Time or that would in any other way materially and adversely affect the rights of such limited partners (other than a termination of this Agreement or abandonment of the Merger).

6.3                                 Waiver.  At any time prior to the Effective Time, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, and (c) waive compliance with any of the agreements or conditions contained herein (subject to the limitation set forth in Section 3.1).  Any such extension or waiver shall not operate as an extension or waiver of, or estoppel with respect to, any subsequent failure of compliance or other failure.  Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid against such party only if set forth in an instrument in writing signed by such party.

6.4                                 Expiration of Representations and Warranties.  All representations and warranties made pursuant to this Agreement shall expire with, and be terminated and extinguished by, the Merger at the Effective Time.

6.5                                 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given upon (a) transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier when delivered by hand or (c) the expiration of five business days after the day when mailed in the United States by certified or registered mail, postage prepaid, addressed to the recipient at 6 Desta Drive, Suite 6500, Midland, Texas 79705, with copies to (which shall not constitute notice) William R. Volk and Milam F. Newby, Vinson & Elkins L.L.P., The Terrace 7, 2801 Via Fortuna, Suite 100, Austin, Texas 78746, and Bradley S. Knippa and Brandon C. Janes, Jackson Walker L.L.P., 100 Congress Avenue, Suite 1100, Austin, Texas 78701.

6.6                                 Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

6.7                                 Severability.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.

6.8                                 Entire Agreement.  This Agreement, including the documents and instruments referred to herein, constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties to this Agreement, or any of them, with respect to the subject matter of this Agreement.

6.9                                 Remedies.  Except as otherwise expressly provided herein, this Agreement is not intended to confer upon any other person any rights or remedies hereunder.

6.10                           Assignment.  This Agreement may not be assigned by operation of law or otherwise without the consent of all parties to this Agreement.

6.11                           No Implied Waiver.  Except as expressly provided in this Agreement, no course of dealing among the parties to this Agreement and no delay by any of them in exercising any right, power, or remedy conferred herein or now or hereafter existing at law or in equity, by statute, or otherwise, shall operate as a waiver of, or otherwise prejudice, any such right, power, or remedy.

6.12                           Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters.

6.13                           Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred by the parties to this Agreement in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the solicitation of proxies in connection herewith) shall be paid by SWR.

6.14                           Tax Treatment.  For U.S. federal income tax purposes (and for purposes of any applicable state or local tax purposes that follow the U.S. federal income tax treatment), SWR and the Partnership agree to treat the transactions contemplated by this Agreement as a sale of the Units by the Investors and an acquisition of the Partnership’s assets by SWR in accordance with Revenue Ruling 99-6 (situation 1), 1999-1 C.B. 432.

[Signature Page(s) Follow(s)]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SOUTHWEST ROYALTIES, INC.

By:	/S/ MICHAEL L. POLLARD
Name:	Michael L. Pollard
Title:	Senior Vice President

SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B, L.P.

By:	Southwest Royalties, Inc.,
its general partner

By:	/S/ MICHAEL L. POLLARD
Name:	Michael L. Pollard
Title:	Senior Vice President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

SCHEDULE 1

RELATED PARTNERSHIPS

Southwest Royalties Income Fund V, L.P.

Southwest Royalties Income Fund VI, L.P.

Southwest Oil & Gas Income Fund VII-A, L.P.

Southwest Royalties Institutional Income Fund VII-B, L.P.

Southwest Royalties, Inc. Income/Drilling Program 1987-I, L.P.

Southwest Oil & Gas Income Fund VIII-A, L.P.

Southwest Royalties Institutional Income Fund VIII-B, L.P.

Southwest Combination Income/Drilling Program 1988, L.P.

Southwest Oil & Gas Income Fund IX-A, L.P.

Southwest Oil & Gas Income Fund X-A, L.P.

Southwest Royalties Institutional Income Fund X-A, L.P.

Southwest Oil & Gas Income Fund X-B, L.P.

Southwest Royalties Institutional Income Fund X-B, L.P.

Southwest Oil & Gas Income Fund X-C, L.P.

Southwest Royalties Institutional Income Fund X-C, L.P.

Southwest Oil & Gas Income Fund XI-A, L.P.

Southwest Royalties Institutional Income Fund XI-A, L.P.

Southwest Developmental Drilling Fund 1990, L.P

Southwest Developmental Drilling Fund 91-A, L.P.

Southwest Developmental Drilling Fund 92-A, L.P.

Southwest Developmental Drilling Fund 1993, L.P.

Southwest Royalties Institutional Income Fund XI-B, L.P.

Southwest Developmental Drilling Fund 1994, L.P.

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